Press Release

HEAD NV

HEAD NV Announces its intention to delist from NYSE and terminate the registration of its equity securities with the US Securities and Exchange Commission under the Securities Exchange Act of 1934

Amsterdam – 10th March 2008 – Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced today its intention to delist its ordinary shares from the New York Stock Exchange (NYSE) and terminate its registration and reporting obligations under the US Securities Exchange Act of 1934.

Head NV will provide written notice to the NYSE of its intention to delist its ordinary shares. It intends to file a Form 25 with the Securities and Exchange Commission (SEC) on or about 21st March 2008 to effect the delisting. The delisting is expected to be effective 10 days after this filing.

Head NV intends to discontinue the movement of ordinary shares to its New York register (New York Shares) and facilitate the exchange of such New York Shares into ordinary shares listed on the Vienna Stock Exchange (Austrian Shares). For a period of 90 calendar days beginning on 14th March, 2008 Head NV will cover the fee payable to The Bank of New York by holders of New York Shares upon surrender of New York Shares for exchange into Austrian Shares. Moreover, Head NV will instruct The Bank of New York as transfer agent under the New York Share Program to close the New York Share register to further re-registrations of Austrian Shares or other ordinary shares for exchange into New York Shares beginning on March 14th. However, The Bank of New York will continue to act as transfer and paying agent for existing New York Shares. In addition, The Bank of New York will accept the surrender of New York Shares for exchange into Austrian Shares. Any holders of New York Shares who wish to surrender and exchange their New York Shares into Austrian Shares after the expiry of the 90-day period mentioned above will be responsible for the payment of the relevant fee charged by The Bank of New York upon such exchange.

Head NV also intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the US Securities Exchange Act of 1934 as soon as possible under applicable SEC regulations. Form 15F will only be filed if the number of US shareholders decreases below 300, or if the average daily trading volume of the shares in the United States is no greater than 5 percent of the worldwide average daily trading volume over a period of 12 months and the remaining conditions for deregistration are satisfied.  Deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by Head NV or is denied by the SEC.  Until the termination of registration becomes effective, Head NV will continue to comply fully with the reporting and other requirements applicable under the US federal securities laws.

The company reserves the right to delay the filing of Forms 15F and 25 or to withdraw them for any reason prior to their effectiveness.

Head NV’s ordinary shares will continue to be listed and trade on the Vienna Stock Exchange.  Head NV has not arranged for the listing of its ordinary shares on another national securities exchange or for their quotation in a quotation system in the U.S.

Proposals to grant the Board of Management the authority to apply for the delisting and deregistration were adopted by the shareholders of Head NV at the annual general meeting in May 2005 and the Supervisory and Management Board (Boards) have now approved the delisting and the application for deregistration.  When reaching this decision, the Boards considered the incremental regulatory, legal and reporting complexity and costs relating to the listing of the shares on the NYSE and the registration with the SEC on the one hand, and the interests and concerns of the holders of shares listed on the NYSE, on the other hand.

The delisting and potential deregistration will not affect Head NV's business strategy in the United States nor its commitment to high standards of corporate governance and financial reporting. The company has adopted International Financial Reporting Standards and will continue to make English translations of its periodic and annual reports and other press releases available on its website: www.head.com

About Head

HEAD NV is a leading global manufacturer and marketer of premium sports equipment.

HEAD NV’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash and racquetball racquets, tennis balls, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Andre Agassi, Hermann Maier, Bode Miller, Amelie Mauresmo, Svetlana Kuznetsova, Andrew Murray, Ivan Ljubicic, Didier Cuche, Marco Büchel, Patrick Staudacher, Maria Riesch, Elisabeth Görgl and Sarka Zahbrovska.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940